United States securities and exchange commission logo





                             June 24, 2022

       Chang-Hyuk Kang
       Chief Executive Officer
       Hanryu Holdings, Inc.
       160, Yeouiseo-ro
       Yeongdeungpo-gu, Seoul
       Republic of Korea 07231

                                                        Re: Hanryu Holdings,
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted May 24,
2022
                                                            CIK No. 001911545

       Dear Mr. Kang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary, page 3

   1. Please revise here to disclose that you have not yet generated revenue from your platform, have had recurring
losses since inception and have not achieved profitable operations, which raises
substantial doubt about your ability to continue as a going concern.
   2. We note that your FANTOO user base exceeds 700,000 and your platform is translatable into 17 different
languages. Please clarify if you derive any material revenue from sources outside of
South Korea and clarify the geographic distribution of your current user base. While you
describe the global popularity of K-Culture, it is unclear whether your
 Chang-Hyuk Kang
Hanryu Holdings, Inc.
June 24, 2022
Page 2
         operations, user base, advertisers and partners, Kingdom Coin and Kingdom Gold holders are primarily based in South Korea and if any of your expansion plans or offering proceeds, such as marketing, will be used to expand the reach of your platform. To the extent that you will focus in any region or countries for areas of expansion, please revise your risk factors and business section to address any particular regulatory concerns to those regions, such as restrictions to social networking and censorship.
3. You describe that there are over 105 million fans of K-Culture throughout the world, which greatly exceeds the population of South Korea. Please clarify the location and size of the fans in other countries or regions. Further, clarify whether your social network and platform is heavily targeted towards younger users and clarify how that impacts your ability to operate your business model if a significant amount of your users are children.
         Discuss any particular regulatory restrictions on either content, operations or sales of services or goods.
4. Please explain the interplay between Kingdom Gold and Kingdom Coin, clarifying that
         Kingdom Coin is a public digital asset and whether it is usable within the FANTOO platform and exchangeable for rewards. Clarify the company's intentions to utilize
         Kingdom Coin outside the FANTOO environment. For example, discuss any plans for the company to attract investment capital through future offerings of Kingdom Coin or user engagement.
5. Please consider adding a post-IPO organizational chart and include the non-controlling interests of K-Commerce controlled by your management and your minority interests, including the ownership percentages. Please identify the primary operations of each entity in the organizational chart.
6. We note your statement that you "have irrevocably taken advantage of other reduced reporting requirements in this filing." Tell us what reporting requirements you are referring to.
Risk Factors
Risks Related to Our Digital Assets, page 28

7. Include a risk factor highlighting the potential for speculative trading in Kingdom Coin, and how it may impact the operation and growth of the FANTOO platform. Management's Discussion and Analysis of Financial Condition and Results of Operations
Our  Business
FirstName     Model, page 46
           LastNameChang-Hyuk  Kang
Comapany
8.         NameHanryu
      Revise  to include aHoldings,
                           discussionInc.
                                       regarding the user reward system,
Kingdom Gold and
      Kingdom
June 24,         Coin
         2022 Page 2 and how they relate to your business model and results of operations.
FirstName LastName
 Chang-Hyuk Kang
FirstName  LastNameChang-Hyuk Kang
Hanryu Holdings, Inc.
Comapany
June       NameHanryu Holdings, Inc.
     24, 2022
June 24,
Page 3 2022 Page 3
FirstName LastName
9. You state on page 60 that you have attracted more than 537,000 active users, with 80% of your users actively engaging with the platform. Please revise to describe how you define an active user and explain how this disclosure compares to your reference here to a
            current user base exceeding 700,000 users.    Also, clarify what is
meant by 80% of the
         users are "actively engaging" with your platform. In addition, tell us whether these are key metrics used in managing your business and if so, provide a quantified discussion of such measures. In this regard, you state in your risk factors that your continued growth will depend, in part, on your ability to attract and retain users and increase engagements.
         Alternatively, tell us what measures management uses to manage the business and disclose accordingly. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-
         10751.
Our Business
The FANTOO Ecosystem, page 59

10. Please clarify the source(s) for the rewards that you will provide to your users. Clarify whether you plan to purchase rewards with cash and/or goods and services bartered from your advertisers. Please provide further detail of your advertising customers and clarify if they are concentrated in any particular industry or geographic area.
11. We note that your FANTOO platform is primarily centered around user-created digital fan clubs focusing on various themes of K-Culture, and your KDG is meant to incentivize them to create content and be active users of the platform. Please clarify whether you will also have employees that create or moderate content, or if you believe that you will be heavily reliant on super content creators or volunteer moderators for the chat forums to drive content.
12. Please clarify whether any of your agreements involve sourcing for content or licensing for intellectual property. It is unclear if a fan club community would receive access to licensed music, video or other material that is not entirely fan created.
13. With respect to the user-to-user sales of items on your platform, please clarify the mechanics of how these transactions will occur, including the use of specific third party payment systems. Clarify if it is intended that KDG is meant to be the medium of exchange currently or in the future for these transactions, and if so, how you will earn your transaction commissions for such sales. Further, clarify your role in the logistics of the exchange, such as providing payment, shipping, or guaranteeing services to facilitate transactions.
14. Clarify your plan of operation, how much funds are necessary to implement your business plan and clarify how you intend to use your use of proceeds to fund the development of the FANTOO Ecosystem. We note your business section appears to describe functionality and services that are not yet available.
15. With respect to KDC, please provide a detailed explanation of how the initial coin offering and any subsequent primary offerings or sales were and, to the extent applicable,
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Hanryu Holdings, Inc.
June 24, 2022
Page 4
         continue to be conducted in compliance with U.S. federal securities laws. For example, clarify if you relied on the exemptions under Regulation S. To the extent you relied on
         Regulation S, clarify what actions you took to prevent KDC from flowing back into the
         U.S. and to U.S. persons. If these primary offerings were conducted through offshore platforms, you should explain the policies and procedures of these platforms to ensure that
         KDC were not offered in the U.S. or to U.S. persons. Further, given that secondary sales of KDC appears to be available on offshore platforms, please provide a detailed explanation of how such platforms continue to restrict access into the U.S. or to U.S.
         persons.
16. As noted on page 28, you indicate that KDC may be traded on the public blockchain in peer-to-peer transactions. Please confirm that KDC was not programmed to restrict transfers in the U.S. or to U.S. persons and revise your disclosures to clarify.
17. Please clarify if the FANTOO platform is currently or will be available in the U.S. and to
         U.S. persons, and whether U.S. persons may receive KDG as users. Further, clarify how
         KDG is valued within the platform for use after being distributed as a premium for content creation or activity.
Kingdom Coin, page 60

18. Please clarify the number of Kingdom Coins that have been issued and identify how they were issued, such as if you used any platforms for distribution. Further, clarify where the coins were issued and what steps were taken to prevent the offer and sale in jurisdictions, such as the U.S., where the offering was restricted. Disclose the consideration paid for the
         Kingdom Coins. Further, please identify the debt holders that exchanged the $9.4 million in company debt for Kingdom Coins. In addition, identify the country location or residency of each of the debt holders that received Kingdom Coins, and confirm that such exchange was permissible under South Korean law.
19. Please clarify whether the debt holders that received KDC are located in countries that are not currently significant users of your FANTOO platform. Further, clarify whether any significant amount of KDC had been redeemed for FANTOO rewards or if there is a risk that the KDC will primarily be traded as a speculative digital asset versus providing or driving users to your platform to generate ad revenue.
User Reward System, page 60

20.    You indicate how 50% of the day   s total advertising net profits will
be distributed,
FirstName LastNameChang-Hyuk Kang
       referring to 30% of distributions to users who are content creators and the remaining 20%
Comapany    NameHanryu
       to general        Holdings,
                  users. Please      Inc.to clarify whether the 30% and the 20%
are portions of the
                                 revise
       50%,
June 24, 2022orPage
                portions
                     4 of the day   s total net profits.
FirstName LastName
 Chang-Hyuk Kang
FirstName  LastNameChang-Hyuk Kang
Hanryu Holdings, Inc.
Comapany
June       NameHanryu Holdings, Inc.
     24, 2022
June 24,
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FirstName LastName
KDC's Relationship to KDG, page 61

21. Clarify the company's intentions to issue KDC in exchange for KDG or other digital assets or fiat currencies on digital asset exchanges. In this regard, explain whether management plans to utilize KDC as a financing mechanism. Tell us what steps the company plans to take to limit the offer and sale of KDC to jurisdictions where the offer and sale is permissible.
Technology, page 67

22. With respect to KDC and KDG and its use of a blockchain technology, please provide a further description of the mechanics of how your Fandom chain operates for both types of digital assets. In particular, clarify whether it will be dependent on another blockchain and, if so, the risks and challenges related to such reliance, or whether it will run on its own blockchain and, if so, the risks and challenges related to developing and maintaining the blockchain.
23. Please provide more details of your digital wallet system for both KDC and KDG. Clarify whether you will hold KDC or KDG in inventory or for investment, and discuss the risks related to storing and maintaining these digital assets against risk of theft or loss.
Executive Compensation, page 77

24. We note that your sole named executive officer did not have any compensation in either fiscal year 2020 or 2021. However, your employment agreements for HBC appear to be effective in 2021. Please clarify whether your named executive officers have been accruing compensation since 2021 payable either through the holding company or its subsidiaries. Accrued executive compensation, including any equity grants, should be reflected in a summary compensation table or other appropriate tables. Description of Securities, page 84

25. We note that your forum selection provision identifies a state court located within the
         State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum
         for certain litigation, including any    derivative action.    Please
disclose whether this
         provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how
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Hanryu Holdings, Inc.
Comapany
June       NameHanryu Holdings, Inc.
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FirstName LastName
         you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please provide similar disclosure on page 37 in your risk factors section.
Report of Independent Registered Public Accounting Firm, page F-2

26. Please revise to include an audit report as of and for the year ended December 31, 2021.
         Refer to Rule 2-02 of Regulation S-X.
Consolidated Financial Statements, page F-3

27. We note that you conduct substantially all of your operations outside of the United States.
         In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:
             We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
                o what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
                o what relevant education and ongoing training he or she has had relating to
                    U.S.GAAP;
                o the nature of his or her contractual or other relationship to you;
                o whether he or she holds and maintains any professional designations such as
                    Certified Public Accountant (U.S.) or Certified Management Accountant; and
                o about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.
             If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
                o the name and address of the accounting firm or organization;
                o the qualifications of their employees who perform the services for your company;
                o how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
                o how many hours they spent last year performing these services for you; and
                o the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.
             If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or
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Hanryu Holdings, Inc.
June 24, 2022
Page 7
              valuate your internal control over financial reporting, do not provide us with their names, but please tell us:
                o why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
                o how many hours they spent last year performing these services for you; and
                o the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Consolidated Statements of Cash Flows
Non-Cash Activity, page F-7

28. Please revise your disclosures here or elsewhere in the Notes to explain what the following transactions relate to, how the amounts were determined and how they are consistent with other financial statement disclosures:
             recognition of long-term loan in consideration for the sale of treasury stock;
             reduction of accounts receivable by offsetting short-term borrowings;
             reduction of long-term loans by offsetting bonds with warrants; conversion to equity in bonds with warrants; and conversion to equity by offsetting short-term borrowings.
Notes to Consolidated Financial Statements, page F-9

29. Please revise to include a discussion regarding the acquisition of K-Commerce, including the form of consideration paid and the fair value of the assets acquired and liabilities assumed. Also, clarify whether your 50.8% ownership is the percentage of voting equity interest and how you determined you acquired control of K-Commerce. In this regard, explain whether any other owner has control through contract, lease or other agreement.
         Refer to ASC 810-10-15-8 and 805-10-50-2.
30. Please describe for us the transaction that resulted in the gain on bargain purchase of
         $222,357 and revise your disclosures as necessary.
Note 1 - Nature of Operations and Basis of Presentation
Business, page F-9

31. Please revise to ensure that you refer to Hanryu Bank Co., Ltd consistently throughout the
FirstName LastNameChang-Hyuk Kang
       filing. In this regard, we note that you refer to this entity as "HBC" on the cover page and
Comapany    NameHanryu
       throughout           Holdings,
                    the forepart of thisInc.
                                          filing but then refer to Hanryu Bank
in the financial
       statement
June 24,  2022 Pagefootnotes.
                      7
FirstName LastName
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FirstName  LastNameChang-Hyuk Kang
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Comapany
June       NameHanryu Holdings, Inc.
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Going Concern, page F-10

32. Please revise to clarify whether management has determined that substantial doubt exists
         about the company   s ability to continue as a going concern within
one year of the date that
         these financial statements were issued. Also, include a discussion of
management   s plans
         to mitigate the conditions or events that raise such doubt. Refer ASC 205-40-50-13.
Note 2 - Significant Accounting Policies, page F-10

33. Please revise to include the accounting policy for your cryptocurrency, KDC. Such policy should include when KDC became available, what rights the coin holders have and how they are valued. Also disclose where KDC is classified in the financial statements and explain to us, in detail, how such determination was made and what accounting guidance was considered. The policy should also describe how you account for KDC when a purchaser buys a coin and where the proceeds are recorded. Lastly, disclose the number of coins outstanding at the beginning and end of each period and the activity during each period, such as number issued, repurchased, cancelled, etc.
Revenue Recognition, page F-12

34. Please revise to disclose the policy for recognizing revenue from the online product sales by K-Commerce.
35. Please move your disclosure regarding the extinguishment of debt from the revenue recognition policy to Note 9 or wherever the related outstanding debt is disclosed, or explain, in detail, why you believe this transaction relates to revenue.
Goodwill, page F-13

36. You disclose that you could not find certain reasons to record goodwill of $12,293,276.
         Please revise to clarify whether such impairment was taken as a result of the first and second steps of the goodwill impairment test as detailed in ASC 350-20-35-3 to 35-
         19. Also, include a discussion of the facts and circumstances leading to the impairment other than you "could not find certain reasons to record goodwill." Refer to ASC 350-20-
         50-2.
Earnings (Loss) Per Share, page F-14

37. Please explain why loss on sale of investments and gain on sale of warrants are excluded from your calculations of earnings (loss) per share and provide us with the specific accounting guidance you considered.
Income Taxes, page F-14

38. You state that you have recognized current and deferred tax at the end of the fiscal year.
         Please revise to include a footnote that addresses each of the disclosure requirements of
         ASC 740-10-50 as applicable.
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FirstName  LastNameChang-Hyuk Kang
Hanryu Holdings, Inc.
Comapany
June       NameHanryu Holdings, Inc.
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Note 3 - Acquisition of RnDeep Co., Ltd., page F-16

39. We note from Exhibit 2.1 that Munjung Kang was the CEO of both Hanryu Bank Co and
         RnDeep Co. Please tell us and revise your disclosures, as necessary, to describe all related party interests in the RnDeep transaction and ensure you address any relationship between Munjung Kang, Hanryu Holdings, its subsidiaries or any of your officers and directors. Also, provide us with a detailed analysis of the guidance considered in accounting for this transaction and specifically address how you considered whether this was a transaction of entities under common control pursuant to ASC 805-50-15. To the extent this is a business combination transaction, tell us how you considered whether Rule
         3-05 and Article 11 of Regulation S-X financial statements are required and provide the calculations that support your consideration of each significance test in Rule 1-02(w) of
         Regulation S-X.
40. Notwithstanding your response to the previous comment, please address the following as it relates to the RnDeep acquisiton:
             Provide us with a breakdown of the consideration paid and how any assigned values were determined.
             Explain why you have included treasury stock in the assets acquired and clarify what this relates to.
             Tell us what the financial liabilities totaling $10,170,175 relate to, where such amounts are reflected in your financial statement if currently outstanding or how the liabilities were resolved, (e.g. paid in cash, converted into common stock, paid in other consideration, forgiven, etc.) if no longer outstanding.
             Explain how you determined the fair value of financial liabilities assumed on the acquisition date.
             Revise to further explain the purpose of this acquisition and why $12.1 million in goodwill was recognized and then subsequently impaired a few months later.
Note 8 - Investments, page F-18

41. Table (2) which lists the details of investments as of December 31, 2021 totals $3,780,957 and not $4,630,957 as disclosed. Please revise to resolve this discrepancy.
42. Please confirm, if true, that prior to the Bond and Right Management Contract (the
         Contract), Seoul Marina Co. Ltd. (SMC) owes $6 million to Sewang Co. Ltd (Sewang) for services rendered and amounts due under a construction loan to a third party or explain.
         Also, address the following as it relates to your "investment in" Seoul Marina Bond and
         Right Management Contract and revise your disclosures as necessary:
             Tell us what the $2,052,669 investment represents and how it was determined.
             Explain how the right to receive the $7,997,951 SMC debt owed to Sewang relates to the $6 million originally owed by SMC. Also, clarify what Sewang's "right to possession and use of Marine Project" means and how you recorded such "right" in your financial statements.
             Tell us what the $4,330,998 of Marine Island debt owed to Sewang represents and
 Chang-Hyuk Kang
Hanryu Holdings, Inc.
June 24, 2022
Page 10
              how that relates to amounts outstanding prior to the Contract.
                Explain what happened to the amounts owed by Sewang to a third party under the construction loan and if still outstanding, clarify who holds the debt obligation.
                Clarify how the Contract impacted the Optimus lawsuit or the dismissal of such suit, if at all.
                Tell us what form of consideration and amount was paid in this Bond, Stock and
              Right Management Contract.
                Explain how you accounted for this Contract and the specific accounting guidance applied.
                Clarify whether the 3.5 billion Korean Won acquisition of lease rights impacted this
              Contract and if so, how.
43. We note you list "Midas AI* (Convertible bond)" as an investment. Please revise to
         explain the    *    notation, what the investment represents and what
consideration was paid
         to obtain such interest. Also, tell us whether this is a related party transaction and if so, revise your disclosures accordingly. In this regard, we note that Midas AI holds 14.57%
         of the company's voting common stock. Refer to ASC 850-10-50.
Note 9 - Short Term Borrowings, page F-19

44. You disclose on page F-12 that you made agreements with holders of HBC debt in the amount of $9,428,664 to extinguish such debt in exchange for the issuance of an equal value of your cryptocurrency, KDC. As a result, you recorded a gain on the settlement.
         Tell us and revise here to further explain this transaction and ensure you address the following:
             whether and how the debt exchanged relates to amounts outstanding as of December
              31, 2020, who were the holders of such debt and whether they were related parties;
             how many KDCs were issued, how they were valued, and how such issuance was accounted for, noting the specific accounting guidance followed and how ASC
              Topics 470 and 606 were applied; and
             why a gain was recorded when the debt was exchanged for the
issuance of an    equal
              value    of KDC.
Note 11 - Bond with Warrants, page F-20

45.    We note that you repaid certain bonds with warrants using
cryptocurrency. Please
       revise to disclose the type of cryptocurrency used and how it was valued. To the extent
FirstName LastNameChang-Hyuk Kang
       you used Kingdom Coin, disclose where and how the issuance was recorded. If you did
Comapany     NameHanryu
       not use             Holdings,
                Kingdom Coin,    tell usInc.
                                          when you acquired the cryptocurrency
used, whether you
       still hold any
June 24, 2022 Page 10 and if so, how   and  where it is reflected in your
financial statements.
FirstName LastName
 Chang-Hyuk Kang
FirstName  LastNameChang-Hyuk Kang
Hanryu Holdings, Inc.
Comapany
June       NameHanryu Holdings, Inc.
     24, 2022
June 24,
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FirstName LastName
Note 12 - Fair Value Measurements, page F-21

46. You disclose investments and bonds with warrants with fair values of $2,953,836 and
         $14,082,109, respectively, as of December 31, 2021. These amounts do not appear to be consistent with any of your other disclosures regarding investments or bonds with warrants or related amounts reflected on the balance sheet as of that date. Please revise or explain.
Note 13 - Share Capital, page F-22

47.      You disclose that as a result of the transactions described, outstanding stock
         increased from 150,000 to 42,565,786, however, the shares outstanding on page F-6 total
         41,745,786. Tell us what the difference of 820,000 shares relates to and revise your disclosures as necessary. In addition, on page F-6 you disclose subscription deposits on
         new stock    totaling $5,590,609 in paid-in-capital. Please tell us
and revise to disclose
         what this represents and clarify how this relates to the transactions described in this footnote.
Note 15 - Related Party Transactions, page F-24

48. Please revise to disclose, in detail, all of the transactions with each individual related party person for each period presented. Such disclosure should separately include the amounts due to and due from the related party as of the beginning of each period, amounts loaned, amounts borrowed, amounts paid in cash, amounts received in cash, other consideration received or given, amounts converted to common stock, any other transactions, and the amount due to and due from the related party as of the end of each period presented.
         Please ensure that such amounts and disclosures are consistent with related party disclosures in other Notes as well as amounts reflected on the financial statements.
General

49. Please clarify whether you believe KDG to be a security under Section 2(a)(1) of the
         Securities Act. If you determine it is not a security under Section 2(a)(1) of the Securities
         Act, please provide us with a sufficient legal analysis to support your belief.
50. Please provide the staff supplementally with a detailed analysis of whether the company is
         an    investment company    as defined in Section 3(a)(1) of the
Investment Company Act of
         1940, as amended (   1940 Act   ).
             As part of that analysis, please provide a detailed analysis of
whether the company   s
             holdings of investment securities had a value (as defined in
Section 2(a)(41) of the
             1940 Act) exceeding 40% of the value of the company   s total
assets (exclusive of
             Government securities, as defined in the 1940 Act, and cash items) on an unconsolidated basis.
             With respect to the analysis of the company   s holdings under
Section 3(a)(1)(C) of
             the 1940 Act, please: (i) itemize what is included as a cash item and the value for
 Chang-Hyuk Kang
Hanryu Holdings, Inc.
June 24, 2022
Page 12
           each cash item individually; (ii) provide a detailed breakdown of any cash equivalents; and (iii) provide the staff with an unconsolidated balance sheet with asset values determined in accordance with Section 2(a)(41) of the 1940 Act.
51.   With respect to the company   s disclosures regarding KDC or KDG:
          Does the company maintain an inventory of KDC or KDG? If so, please supplementally advise how the company accounts for KDC or KDG on its balance
          sheet.
          Please provide the company   s analysis as to whether KDC and KDG are
securities as
          defined in the Securities Act of 1933 and the 1940 Act.
          If the company considers KDC and KDG to be securities as defined in the Securities
          Act of 1933 and the 1940 Act, please supplementally advise the staff whether the company could be considered to be engaged or primarily engaged in the business of trading in securities. See Sections 3(a)(1)(A) and 3(a)(1)(C) of the 1940 Act.
52. Please confirm whether you intend to operate your business in a manner that will permit you to maintain an exclusion or exemption from registration under the 1940 Act. If so, please provide us with a supplemental detailed analysis of:
          the specific exclusion or exemption that you and each of your subsidiaries intend to rely on; and
          how your and each of your subsidiaries    business model will support
that exclusion or
          exemption.
53. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Kathleen Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                            Sincerely,
FirstName LastNameChang-Hyuk Kang
                                                            Division of
Corporation Finance
Comapany NameHanryu Holdings, Inc.
                                                            Office of
Technology
June 24, 2022 Page 12
cc:       Daniel Rumsey, Esq.
FirstName LastName